Exhibit 99.1
Investor Contact:
Vedant Mour
investor@maxeon.com
+1 (626) 884-4756

Media Contact:
Forrest Monroy
forrest.monroy@maxeon.com
+1 (626) 884-4756

Maxeon Solar Technologies Announces Third Quarter 2024 Financial Results

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Singapore, December 6, 2024 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for the third quarter ended September 29, 2024.

Maxeon’s Chief Executive Officer Mr. George Guo stated, “Third quarter results were distorted due to deliveries detained by the United States Customs and Border Protection ("CBP"), fixed costs associated with factory shutdowns and low production levels, and costs and write-offs from our ongoing restructuring. On top of this, we continue to observe depressed prices as a result of the global oversupply and intense competition. The average market price for high efficiency and mainstream crystalline modules like our IBC products and Performance line products has dropped by approximately 43.5% and 28.6%, respectively, since January 2024. We recently announced some of the key strategic initiatives undertaken to optimize Maxeon’s business portfolio and geographic market focus. Moving forward, we intend to re-create Maxeon as a world leader in solar, focused exclusively in the United States where we believe our market presence and planned local manufacturing create a strong platform to drive growth and profitability in the future. We appreciate the support and patience of our investors as we translate our strategic thinking into concrete actions.”

Maxeon’s Chief Financial Officer Mr. Dmitri Hu added, “As we establish our new strategy to transform Maxeon, we are highly focused on our financial position. We intend to reserve sufficient liquidity for daily operations, while we recapitalize the company to fund our restructuring and growth. However, considering the continued uncertainties around CBP detentions, we are unable to provide financial guidance for fourth quarter of 2024. We will defer holding a conference call to discuss quarterly financial results, until the ongoing restructuring is complete and we can provide a more comprehensive view of our go-forward strategy.”

Selected Q3 Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q3 2024	Revised Fiscal Q2 2024	Fiscal Q3 2023
Shipments, in MW	199	526	628
Revenue	$88,560	$184,219	$227,630
Gross (loss) profit(1)	(179,101)	(7,785)	2,728
GAAP Operating expenses	153,218	61,670	66,562
Net loss attributable to the stockholders(1)	(393,944)	(34,231)(2)	(108,257)
Capital expenditures	11,129	17,707	15,127

	Other Financial Data(1)
(In thousands)	Fiscal Q3 2024	Revised Fiscal Q2 2024	Fiscal Q3 2023
Non-GAAP Gross (loss) profit	$(174,742)	$(5,794)	$2,728
Non-GAAP Operating expenses	42,861	40,180	37,535
Adjusted EBITDA	(225,705)	(36,574)	(19,923)
(1)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.
(2)Reflects the correction of an error in the gain on extinguishment of debt reported in our second quarter Form 6-K, filed with the SEC on September 3, 2024, due to incorrect valuation methodology and assumptions used on the ratio of warrants to number of shares. The revised gain on extinguishment of debt should be $35.3 million instead of the previously reported $77.3 million. In addition, $24.8 million of warrants were erroneously classified as equity that should have been classified as liabilities, as the fixed-for-fixed criteria was not met until the three months ended September 29, 2024.Consequently, interest expense, net should be $14.1 million instead of $10.1 million as reported previously. Total effect on net loss attributable to the stockholders is $45.9 million.

For more information
Maxeon’s third quarter 2024 financial results and management commentary can be found on Form 6-K by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 6-K and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.

About Maxeon Solar Technologies
Maxeon Solar Technologies Ltd (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages nearly 40 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information about how Maxeon is Powering Positive ChangeTM visit us at https://www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) service our outstanding debts and make payments as they come due and (iii) continue as a going concern; (b) the success of our ongoing restructuring initiatives and our ability to execute on our plans and strategy; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the detentions of our products by the U.S. Customs Border and Protection (CBP) for an unforeseeable amount of time, epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including statements regarding restructuring of our business portfolio, the Company’s anticipated manufacturing facility in the U.S., our transformation initiatives and plans regarding supply chain adaptation, improved costs and efficiencies, capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, and other restructuring plans, as well as challenges in addressing regulatory and other obstacles that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of the CBP investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriate sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistical difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities and other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors” and Form 6-K filings discussing our quarterly earnings results. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Use of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross (loss) profit, non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, provision for expected credit losses, restructuring charges and fees, remeasurement loss on prepaid forward, physical delivery forward and warrants, gain on extinguishment of debt and equity in income of unconsolidated investees and associated gains (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross (loss) profit is defined as gross (loss) profit excluding stock-based compensation and restructuring charges and fees. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation, provision for expected credit losses and restructuring charges and fees.
We believe that non-GAAP gross (loss) profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross (loss) profit, non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation
•Provision for expected credit losses. This relates to the expected credit loss in relation to the financial assets under the Separation and Distribution Agreement dated November 8, 2019 (the “SDA”) entered into with SunPower Corporation (“SunPower”) in connection with the Company's spin-off from SunPower. Such loss is excluded from non-GAAP operating expense and Adjusted EBITDA as this relates to SunPower's business which Maxeon did not and will not have economic benefits to, as the Company's involvement is solely through SunPower's indemnification obligations set forth in the SDA. As such, management believes that this is not part of core operating activity and it is appropriate to exclude the provision for expected credit losses from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Restructuring charges and fees. We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Gain on extinguishment of debt. This relates to the gain that arose from the substantial modification in June 2024 of our Green Convertible Senior Notes due 2025 (the “2025 Notes”) and First Lien Senior Secured Convertible Notes due 2027. Gain on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the gain on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 2025 Notes for an aggregate principal amount of $200 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the note valuation period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss (gain) on warrants. This relates to the mark-to-market fair value remeasurement of the exchange warrants and investor warrants. The transactions were entered into in connection with the exchange of 99.25% of the 2025 Notes with aggregate notional amount of $200 million and the 9.00% Convertible First Lien Senior Secured Notes due 2029 of $97.5 million, both entered on June 20, 2024. The investor warrants were remeasured to fair value prior to them being exercised and were reclassified to equity, and will not be subsequently remeasured. The exchange warrants were remeasured to fair value on September 12, 2024, and were reclassified to equity after on such date, and will not be subsequently remeasured. The fair value of the warrants was primarily affected by the Company’s share price. The remeasurement loss on warrants is excluded from Adjusted EBITDA because it is not considered a core operating activity. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in (income) losses of unconsolidated investees and related gains. This relates to the loss on our former unconsolidated equity investment Huansheng JV and gains on such investment on divestment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
(In thousands)	September 29, 2024	June 30, 2024	October 1, 2023
Gross (loss) profit	$(179,101)	$(7,785)	$2,728
Stock-based compensation	1,596	166	—
Restructuring charges and fees	2,763	1,825	—
Non-GAAP Gross (loss) profit	(174,742)	(5,794)	2,728

GAAP Operating expenses	153,218	61,670	66,562
Stock-based compensation	(4,293)	(5,070)	(4,888)
Reversal of (provision for) expected credit losses	165	(11,462)	—
Restructuring charges and fees	(106,229)	(4,958)	(24,139)
Non-GAAP Operating expenses	42,861	40,180	37,535

Net loss attributable to the stockholders	(393,944)	(34,231)(*)	(108,257)
Interest expense, net	11,784	14,064(*)	7,734
Provision for (benefit from) income taxes	18,925	3,212	(2,554)
Depreciation	15,886	10,338	14,495
Amortization	169	220	38
EBITDA	(347,180)	(6,397)	(88,544)
Stock-based compensation	5,889	5,236	4,888
(Reversal of) provision for expected credit losses	(165)	11,462	—
Gain on extinguishment of debt	—	(35,326)(*)	—
Restructuring charges and fees	108,992	6,783	24,139
Remeasurement loss on prepaid forward	1,793	5,751	37,137
Remeasurement loss on warrants	4,966	—	—
Equity in (income) losses of unconsolidated investees and related gains	—	(24,083)	2,457
Adjusted EBITDA	(225,705)	(36,574)	(19,923)

(*) Reflects the correction of an error in the gain on extinguishment of debt reported in our second quarter Form 6-K, filed with the SEC on September 3, 2024, due to incorrect valuation methodology and assumptions used on the ratio of warrants to number of shares. The revised gain on extinguishment of debt should be $35.3 million instead of the previously reported $77.3 million. In addition, $24.8 million of warrants were erroneously classified as equity that should have been classified as liabilities, as the fixed-for-fixed criteria was not met until the three months ended September 29, 2024.Consequently, interest expense, net should be $14.1 million instead of $10.1 million as reported previously. Total effect on net loss attributable to the stockholders is $45.9 million.

©2024 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	September 29, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$51,223	$190,169
Restricted short-term marketable securities	1,399	1,403
Accounts receivable, net	18,625	62,687
Inventories	149,456	308,948
Prepaid expenses and other current assets	41,412	55,812
Total current assets	$262,115	$619,019
Property, plant and equipment, net	138,707	280,025
Operating lease right of use assets	17,574	22,824
Other intangible assets, net	587	3,352
Other long-term assets	22,379	68,910
Total assets	$441,362	$1,002,009
Liabilities and Equity
Current liabilities:
Accounts payable	$116,161	$153,020
Accrued liabilities	78,654	113,456
Contract liabilities, current portion	31,841	134,171
Short-term debt	2,193	25,432
Convertible debt, current portion	801	—
Operating lease liabilities, current portion	7,427	5,857
Total current liabilities	$237,077	$431,936
Long-term debt	855	1,203
Contract liabilities, net of current portion	48,038	113,564
Operating lease liabilities, net of current portion	20,257	19,611
Convertible debt	286,971	385,558
Deferred tax liabilities	6,994	7,001
Other long-term liabilities	46,904	38,494
Total liabilities	$647,096	$997,367
Commitments and contingencies
Equity:
Common stock, no par value (1,522,138,260 and 53,959,109 issued and outstanding as of September 29, 2024 and December 31, 2023, respectively)	$—	$—
Additional paid-in capital	1,107,063	811,361
Accumulated deficit	(1,304,415)	(796,092)
Accumulated other comprehensive loss	(13,712)	(16,378)
Equity attributable to the Company	(211,064)	(1,109)
Noncontrolling interests	5,330	5,751
Total equity	(205,734)	4,642
Total liabilities and equity	$441,362	$1,002,009

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024		October 1, 2023
Revenue	$88,560	$227,630	$460,235		$894,335
Cost of revenue	267,661	224,902	661,992		781,759
Gross (loss) profit	(179,101)	2,728	(201,757)		112,576
Operating expenses:
Research and development	8,962	11,627	28,284		35,715
Sales, general and administrative	38,296	31,771	126,330		97,291
Restructuring charges	105,960	23,164	108,942		23,307
Total operating expenses	153,218	66,562	263,556		156,313
Operating loss	(332,319)	(63,834)	(465,313)		(43,737)
Other (expense) income, net
Interest expense	(12,170)	(10,464)	(36,302)	(*)	(32,337)
Interest income	386	2,730	1,713		6,701
Gain on extinguishment of debt	—	—	35,326	(*)	—
Other, net	(30,702)	(36,904)	(20,828)		(7,911)
Other expense, net	(42,486)	(44,638)	(20,091)		(33,547)
Loss before income taxes and equity in losses of unconsolidated investees	(374,805)	(108,472)	(485,404)		(77,284)
(Provision for) benefit from income taxes	(18,925)	2,554	(23,340)		(9,323)
Equity in losses of unconsolidated investees	—	(2,457)	—		(2,811)
Net loss	(393,730)	(108,375)	(508,744)		(89,418)
Net (income) loss attributable to noncontrolling interests	(214)	118	421		(77)
Net loss attributable to the stockholders	$(393,944)	$(108,257)	$(508,323)		$(89,495)

Net loss per share attributable to stockholders:
Basic and diluted	$(0.47)	$(2.21)	$(1.63)		$(1.98)

Weighted average shares used to compute net loss per share:
Basic and diluted	832,620	48,925	311,441		45,157
(*) Reflects the correction of an error in the gain on extinguishment of debt reported in our second quarter Form 6-K, filed with the SEC on September 3, 2024, due to incorrect valuation methodology and assumptions used on the ratio of warrants to number of shares. The revised gain on extinguishment of debt should be $35.3 million instead of the previously reported $77.3 million. In addition, $24.8 million of warrants were erroneously classified as equity that should have been classified as liabilities, as the fixed-for-fixed criteria was not met until the three months ended September 29, 2024. Consequently, interest expense should be $14.6 million instead of $10.6 million as reported previously. Total effect on net loss attributable to the stockholders is $45.9 million.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital		Accumulated Deficit		Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at December 31, 2023	53,959	$—	$811,361		$(796,092)		$(16,378)	$(1,109)	$5,751	$4,642
Net loss	—	—	—		(80,148)		—	(80,148)	(56)	(80,204)
Issuance of common stock for stock-based compensation	725	—	—		—		—	—	—	—
Recognition of stock-based compensation	—	—	7,027		—		—	7,027	—	7,027
Other comprehensive income	—	—	—		—		1,019	1,019	—	1,019
Balance at March 31, 2024	54,684	$—	$818,388		$(876,240)		$(15,359)	$(73,211)	$5,695	$(67,516)
Net loss	—	$—	$—		$(34,231)		$—	$(34,231)	$(579)	$(34,810)
Issuance of common stock for stock-based compensation	201	—	—		—		—	—	—	—
Issuance of common stock for settlement of obligation	821		4,140		—		—	4,140		4,140
Recognition of stock-based compensation	—	—	5,865		—		—	5,865	—	5,865
Other comprehensive loss	—	—	—		—		(155)	(155)	—	(155)
Balance at June 30, 2024	55,706	—	828,393	*	(910,471)	*	(15,514)	(97,592)	5,116	(92,476)
Net loss (income)	—	—	—		(393,944)		—	(393,944)	214	(393,730)
Issuance of common stock, net of issuance cost	829,187	—	95,101		—		—	95,101	—	95,101
Issuance of common stock for settlement of obligation	19,076	—	2,829		—		—	2,829	—	2,829
Issuance of common stock for stock-based compensation	363	—	—		—		—	—	—	—
Issuance of common stock through exercise of warrants	134,566	—	28,162		—		—	28,162	—	28,162
Reclassification of warrants from liability to equity	—		47,384		—		—	47,384	—	47,384
Conversion of convertible debts to equity	483,240	—	100,463		—		—	100,463	—	100,463
Recognition of stock-based compensation	—	—	4,731		—		—	4,731	—	4,731
Other comprehensive income	—	—	—		—		1,802	1,802	—	1,802
Balance at September 29, 2024	1,522,138	—	1,107,063		(1,304,415)		(13,712)	(211,064)	5,330	(205,734)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
Net loss	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation	377	—	—	—	—	—	—	—
Distribution to noncontrolling interest	—	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive income	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148
Net (loss) income	—	—	—	(1,509)	—	(1,509)	48	(1,461)
Issuance of common stock, net of issuance cost	7,120	—	193,491	—	—	193,491	—	193,491
Issuance of common stock for stock-based compensation	116	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	6,980	—	—	6,980	—	6,980
Other comprehensive loss	—	—	—	—	(65)	(65)	—	(65)
Balance at July 2, 2023	52,646	—	789,312	(501,501)	(20,546)	267,265	5,828	273,093
Net loss	—	—	—	(108,257)	—	(108,257)	(118)	(108,375)
Issuance of common stock for stock-based compensation	134		—	—	—	—	—	—
Recognition of stock-based compensation	—	—	5,906	—	—	5,906	—	5,906
Other comprehensive income	—	—	—	—	4,936	4,936	—	4,936
Balance at October 1, 2023	52,780	—	795,218	(609,758)	(15,610)	169,850	5,710	175,560

(*) Reflects the correction of an error in the gain on extinguishment of debt reported in our second quarter Form 6-K, filed with the SEC on September 3, 2024, due to incorrect valuation methodology and assumptions used on the ratio of warrants to number of shares. The revised gain on extinguishment of debt should be $35.3 million instead of the previously reported $77.3 million. In addition, $24.8 million of warrants were erroneously classified as equity that should have been classified as liabilities, as the fixed-for-fixed criteria was not met until the three months ended September 29, 2024.Consequently, interest expense, net should be $14.1 million instead of $10.1 million as reported previously. Total effect on net loss attributable to the stockholders is $45.9 million.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Nine Months Ended
	September 29, 2024	October 1, 2023
Cash flows from operating activities
Net loss	$(508,744)	$(89,418)
Adjustments to reconcile net loss to operating cash flows
Depreciation and amortization	37,162	43,579
Stock-based compensation	18,003	17,145
Non-cash interest expense	7,850	7,042
Gain on disposal of equity in unconsolidated investees	(24,083)	—
Equity in losses of unconsolidated investees	—	2,811
Deferred income taxes	17,710	(472)
Loss on impairment of property, plant and equipment	157,673	442
Loss on impairment of operating lease right of use assets	7,432	—
Loss on impairment of intangible assets	2,167	—
Loss on impairment of goodwill	7,879	—
Loss on disposal of property, plant and equipment	260	33
Write-off of other assets	21,401	—
Gain on debt extinguishment	(35,326)	—
Remeasurement loss on prepaid forward	16,082	8,570
Remeasurement loss on warrants	4,966	—
Provision for (reversal of) expected credit losses	11,504	(208)
Provision for (utilization of) inventory reserves	132,474	(1,351)
Other, net	1,807	271
Changes in operating assets and liabilities
Accounts receivable	35,132	(37,353)
Inventories	23,953	(110,646)
Prepaid expenses and other assets	1,139	5,498
Operating lease right-of-use assets	4,347	3,766
Advances to suppliers	—	730
Accounts payable and other accrued liabilities	(31,913)	(52,808)
Contract liabilities	(167,670)	27,404
Operating lease liabilities	(4,313)	(2,917)
Net cash used in operating activities	(263,108)	(177,882)
Cash flows from investing activities
Purchases of property, plant and equipment	(48,052)	(55,796)
Proceeds from disposal of equity in unconsolidated investees	24,000	—
Purchases of intangible assets	(10)	(136)
Proceeds from maturity of short-term securities	—	76,000
Purchase of short-term securities	—	(60,000)
Purchase of restricted short-term marketable securities	—	(10)
Proceeds from maturity of restricted short-term marketable securities	—	971

	Nine Months Ended
	September 29, 2024	October 1, 2023
Proceeds from disposal of property, plant and equipment	664	—
Proceeds from disposal of asset held for sale	462	—
Net cash used in investing activities	(22,936)	(38,971)
Cash flows from financing activities
Proceeds from debt	51,249	148,992
Repayment of debt	(74,572)	(175,942)
Repayment of finance lease obligations	(386)	(477)
Net proceeds from issuance and modification of convertible notes and warrants	71,418	—
Net proceeds from issuance of common stock	97,270	193,531
Net cash provided by financing activities	144,979	166,104
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(94)	124
Net decrease in cash, cash equivalents and restricted cash	(141,159)	(50,625)
Cash, cash equivalents and restricted cash, beginning of period	195,511	267,961
Cash, cash equivalents and restricted cash, end of period	$54,352	$217,336
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$5,755	$10,158
Interest paid in shares	6,969	—
Interest paid by issuance of convertible notes	7,977	—
Right-of-use assets obtained in exchange for lease obligations	8,025	10,743
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of September 29, 2024 and October 1, 2023:

(In thousands)	September 29, 2024	October 1, 2023
Cash and cash equivalents	$51,223	$208,100
Restricted cash, current portion, included in Prepaid expenses and other current assets	3,028	9,234
Restricted cash, net of current portion, included in Other long-term assets	101	2
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$54,352	$217,336